Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Relmada Therapeutics, Inc. on Form S-3, Amendment # 1 (File No. 333-207248) of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated September 28, 2018, with respect to our audit of the consolidated financial statements and related consolidated statements of operations, stockholders’ equity (deficit) and cash flows of Relmada Therapeutics, Inc. as of June 30, 2018 and for the year then ended appearing in the Annual Report on Form 10-K of Relmada Therapeutics, Inc. for the year ended June 30, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Houston, Texas

October 23, 2018